SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. ______)
Goddard Industries, Inc.

Goddard Industries, Inc.
(Names of Persons Filing Statement)

Common Stock
(Title of Class of Securities)

3802 62105
(CUSIP Number of Class of Securities)
Salvatore J. Vinciguerra	David H. Murphree, Esq.
President and Chief Executive Officer	Brown Rudnick Berlack Israels LLP
Goddard Industries, Inc.	One Financial Center
705 Plantation Street	Boston, MA 02111
Worcester, MA 01605	(617) 856-8200
(508) 852-2436
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
This statement is filed in connection with (check appropriate box)

a.   X      The filing of solicitation materials or an information statement subject to Regulation 14A,
               Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.           The filing of a registration statement under the Securities Act of 1933.

c.            A tender offer.

d.            None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. X
Check the following box if the filing is a final amendment reporting the results of the transaction. ____
CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
$74,400	$14.88

*For purposes of calculating the filing fee only. This amount assumes the acquisition of 93,000 shares of common stock, par value $0.01 per share, of Goddard Industries, Inc. for $0.80 per share. The filing fee is calculated by multiplying the aggregate transaction value by .0002.

____    Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	_____________
Form or Registration No.:	_____________
Filing Party:	_____________
Date Filed:	_____________

INTRODUCTION

This Rule 13E-3 Transaction Statement (this "Schedule 13E-3") is being filed in connection with the concurrent filing by Goddard Industries, Inc. (the "Company") with the Securities and Exchange Commission (the "SEC") of a Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") in connection with the Company's Special Meeting in Lieu of Annual Meeting of Stockholders currently anticipated to be held in August, 2003. At the Special Meeting, the Company will seek approval from its stockholders on a proposal to approve and adopt Articles of Amendment to the Company's Restated Articles of Organization, as amended (the "Articles of Organization") providing for (a) a one-for-five hundred reverse stock split of the Company's common stock, par value $0.01 per share (the "Common Stock"), and (b) a cash payment of $0.80 for each share of Common Stock on a pre-split basis (the "Cash Consideration") in lieu of the issuance of any resulting fractional shares of Common Stock to each stockholder whose ownership would include or consist of less than one share of the Company's Common Stock following such reverse stock split (the "Reverse Stock Split"). The Reverse Stock Split is upon the terms and subject to the conditions set forth in the Proxy Statement, a copy of which was filed on Schedule 14A with the SEC simultaneously with this filing.

The information contained in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the preliminary Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET.

The information contained in the section entitled "SUMMARY TERM SHEET" in the Proxy Statement is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the Company is Goddard Industries, Inc. The Company's principal executive offices are located at 705 Plantation Street, Worcester, MA 01605 and its telephone number is (508) 852-2435. The Company's mailing address is c/o Goddard Industries, Inc., P.O. Box 765, Worcester, MA 01613.

(b) Securities. The number of shares of Common Stock outstanding as of May 29, 2003 was 2,560,864 shares.

(c) Trading Market and Price. The information contained in the section entitled "INFORMATION ABOUT GODDARD INDUSTRIES, INC. - Price Range of Common Stock and Dividends" in the Proxy Statement is incorporated herein by reference.

(d) Dividends. The information contained in the section entitled "INFORMATION ABOUT GODDARD INDUSTRIES, INC. - Price Range of Common Stock and Dividends" in the Proxy Statement is incorporated herein by reference.

(e) Prior Public Offerings. The Company has not made an underwritten public offering of Common Stock for cash during the past three years.

(f) Prior Stock Purchases. The Company has not purchased any of its Common Stock during the past two years.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSONS.

(a) Name and Address. The filing person is the Company. The required information regarding the Company is set forth in Item 2(a) above. See also Item 3(c) below.

(b) Business and Background Entities. Not applicable.

(c) Business and Background of Natural Persons. The information contained in the section entitled "PROPOSAL 3 - ELECTION OF DIRECTORS - Information with Respect to the Nominees and Continuing Directors and Executive Officers" in the Proxy Statement is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. The information contained in the sections entitled "SUMMARY TERM SHEET", "PROPOSAL NO. I - REVERSE STOCK SPLIT- General," - "Exchange of Certificates and Payment of Fractional Shares," and "-Vote Required" in the Proxy Statement is incorporated herein by reference.

(c) Different Terms. The terms of the Reverse Stock Split will apply equally to all stockholders, although as a result of the Reverse Stock Split, stockholders holding fewer than 500 shares of Common Stock immediately prior to the Reverse Stock Split will cease to be stockholders of the Company.

(d) Appraisal Rights. There are no appraisal rights under Massachusetts law relating to the Reverse Stock Split. The information contained in the section entitled "PROPOSAL NO. 1 - REVERSE STOCK SPLIT - Appraisal and Dissenters' Rights" in the Proxy Statement is incorporated herein by reference.

(e) Provisions For Unaffiliated Security Holders. The Company has not made arrangements to provide unaffiliated stockholders with access to corporate files in connection with the Reverse Stock Split, except to the extent otherwise required by law. The information contained in the section entitled "SPECIAL FACTORS RELATED TO REVERSE STOCK SPLIT - Fairness of the Reverse Stock Split Proposal" in the Proxy Statement is incorporated herein by reference.

(f) Eligibility for Listing or Trading. The information contained in the section entitled "SPECIAL FACTORS RELATED TO REVERSE STOCK SPLIT-Certain Effects of Reverse Stock Split" in the Proxy Statement is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. The information contained in the section entitled "PROPOSAL NO. 3 - ELECTION OF DIRECTORS - Executive Compensation" in the Proxy Statement in incorporated herein by reference.

(b) Significant Corporate Events. None.

(c) Negotiations or Contacts. None.

(e) Agreements Involving the Subject Company's Securities. The information contained in the sections entitled "PROPOSAL NO. 3- ELECTION OF DIRECTORS - Compensation of Directors" and "-Executive Compensation" in the Proxy Statement in incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired. The information contained in the section entitled "SPECIAL FACTORS RELATED TO REVERSE STOCK SPLIT - Certain Effects of Reverse Stock Split" in the Proxy Statement is incorporated herein by reference.

(c) Plans. The information contained in the sections entitled "SUMMARY TERM SHEET," and "SPECIAL FACTORS RELATED TO REVERSE STOCK SPLIT--Certain Effects of Reverse Stock Split" in the Proxy Statement is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS RELATED TO REVERSE STOCK SPLIT-Purposes and Reasons for the Reverse Stock Split" and "-Background" in the Proxy Statement is incorporated herein by reference.

(b) Alternatives. The information contained in the sections entitled "SPECIAL FACTORS RELATED TO REVERSE STOCK SPLIT-Background" and "-Alternatives Considered by the Board of Directors" in the Proxy Statement is incorporated herein by reference.

(c) Reasons. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS RELATED TO REVERSE STOCK SPLIT-Purposes and Reasons for the Reverse Stock Split" and "-Background" in the Proxy Statement is incorporated herein by reference.

(d) Effects. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS RELATED TO REVERSE STOCK SPLIT-Certain Effects of Reverse Stock Split" and "-Material Federal Income Tax Considerations" in the Proxy Statement is incorporated herein by reference.

ITEM 8 FAIRNESS OF THE TRANSACTION.

(a), (b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS RELATED TO REVERSE STOCK SPLIT-Background," "-Fairness of the Reverse Stock Split Proposal" and "-Alternatives Considered by the Board of Directors" in the Proxy Statement, and Appendix B to the Proxy Statement, "Opinion of Orchard Partners, Inc." is incorporated herein by reference.

(c) Approval of Security Holders. The information contained in the section entitled "SPECIAL FACTORS RELATED TO REVERSE STOCK SPLIT-Fairness of the Reverse Stock Split Proposal" in the Proxy Statement is incorporated herein by reference.

(d) Unaffiliated Representative. The information contained in the section entitled "SPECIAL FACTORS RELATED TO REVERSE STOCK SPLIT-Fairness of the Reverse Stock Split Proposal" in the Proxy Statement is incorporated herein by reference.

(e) Approval of Directors. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS RELATED TO REVERSE STOCK SPLIT-Background" and "-Fairness of the Reverse Stock Split Proposal" in the Proxy Statement is incorporated herein by reference.

(f) Other Offers. The information contained in the sections entitled "SPECIAL FACTORS RELATED TO REVERSE STOCK SPLIT-Background" and "Fairness of the Reverse Stock Split Proposal" in the Proxy Statement is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c) Report, Opinion, or Appraisal; Preparer and Summary of the Report; Availability of Documents. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS RELATED TO REVERSE STOCK SPLIT-Background," "-Fairness of the Reverse Stock Split Proposal," and "-Opinion of Orchard Partners" in the Proxy Statement, Appendix B to the Proxy Statement, "Opinion of Orchard Partners, Inc." and Exhibit (c)(1) of this Schedule 13E-3 are incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information contained in the section entitled "SPECIAL FACTORS RELATED TO REVERSE STOCK SPLIT-Certain Effects of Reverse Stock Split" in the Proxy Statement is incorporated herein by reference.

(b) Conditions. None.

(c) Expenses. The information contained in the section entitled "SPECIAL FACTORS RELATED TO REVERSE STOCK SPLIT-Certain Effects of Reverse Stock Split" in the Proxy Statement is incorporated herein by reference.

(d) Borrowed Funds. None.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information contained in the section "INFORMATION ABOUT GODDARD INDUSTRIES, INC. - Ownership of Voting Securities of the Company" in the Proxy Statement is incorporated herein by reference.

(b) Securities Transactions. There have been no transactions by the Company or any executive officer, director or affiliate with respect to the Common Stock during the last 60 days.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS RELATED TO REVERSE STOCK SPLIT - Fairness of the Reverse Stock Split Proposal" and "PROPOSAL NO. 1 - REVERSE STOCK SPLIT - Vote Required" in the Proxy Statement is incorporated herein by reference.

(e) Recommendations of Others. The information contained in the sections entitled "SPECIAL FACTORS RELATED TO REVERSE STOCK SPLIT-Fairness of the Reverse Stock Split Proposal" in the Proxy Statement is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

(a) Financial Information. The financial information contained in Item 8 of the Company's Annual Report on Form 10-KSB for the fiscal year ended September 28, 2002 as filed with the Commission on December 27, 2002 and in Item 1 of the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 29, 2003 as previously filed with the Commission on May 19, 2003 are incorporated herein by reference.

(b) Pro Forma Information. Not material.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a),(b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the section entitled "GENERAL INFORMATION - Persons Making the Solicitation" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

(b) Other Material Information. The information contained in the Proxy Statement is incorporated herein by reference.

ITEM 16. EXHIBITS.

(a) Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 27, 2003 (incorporated herein by reference to the Proxy Statement).

(c)(1) Fairness Opinion of Orchard Partners, Inc., dated June 26, 2003 (incorporated herein by reference to Appendix B to the Proxy Statement).

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2003

GODDARD INDUSTRIES, INC.

By: /s/ Salvatore J. Vinciguerra
Salvatore J. Vinciguerra
President and Chief Executive Officer